January 17, 2023

Filed via EDGAR

Alison T. White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject: Franklin Templeton Variable Insurance Products Trust (“Registrant”), on behalf of the Franklin Rising Dividends VIP Fund (the “Fund”)

File Nos. 033-23493 and 811-05583

Dear Ms. White:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on December 16, 2022 with regard to the preliminary proxy statement for the Fund that was filed on Schedule 14A with the Commission on December 12, 2022 (the “Proxy Statement”). Each comment from the Staff is summarized below, followed by the Fund’s response to the comment. Terms not defined herein have the meaning set forth for that term in the Proxy Statement.

1. Comment: Please advise why a Proxy Statement with similar proposals for the retail version of this Fund has not been filed.

Response: The changes proposed in the Proxy Statement were previously approved by shareholders of the retail version of this Fund (the Franklin Rising Dividends Fund, a series of Franklin Managed Trust). The proposed changes will align the principal investment strategies of the Fund with those of the Franklin Rising Dividends Fund.

2. Comment: With respect to the statement that “[t]hese changes, if approved, are not expected to result in a significant shift in the Fund’s portfolio or investment strategy,” please advise whether the risks or risk profile of the Fund will change in any significant way.

Response: The risks and risk profile of the Fund are not expected to change in any significant way if the proposed changes are approved by shareholders. We have added disclosure to that effect into the Proxy Statement.

3. Comment: With respect to proposed exclusion of utility companies from the application of the investment criteria related to choosing rising dividends companies, please add additional disclosure regarding how having greater flexibility by excluding utility companies from the investment criteria is beneficial to the Fund.

Response: The requested disclosure has been added.

4. Comment: In the event that the Meeting is held virtually:

• Please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Fund’s governing documents (with citation to the specific language in such documents).

• Please advise whether you contemplate any intentional changes to the meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person?

• Please consider providing a technical assistance phone number for investors to use if they experience “day of” problems logging on, hearing, or being heard, at the Meeting.

Response: As noted in the Proxy Statement, the Registrant does not expect the Meeting to be held virtually. In the event that it is held virtually:

• Although the Registrant’s Agreement and Declaration of Trust and By-laws are silent regarding the ability to hold a virtual shareholder meeting, existing provisions of the Delaware Statutory Trust Act (the “DSTA”) provide authority for holding a virtual shareholder meeting. Section 3806(f) of the DSTA provides that: “Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting . . .”

• The Registrant does not contemplate any intentional changes to the meeting experience when compared to an in-person meeting. Investors would be able to participate in the Meeting, including by asking questions and/or making statements, to the same extent as they would in an in-person meeting.

• If the Meeting is held virtually, the Registrant will consider providing a technical assistance phone number for investors to use if they experience “day of” problems logging on, hearing, or being heard, at the Meeting.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Co-Secretary and Vice President